[SPECTRUM LOGO]

                    F O R . I M M E D I A T E . R E L E A S E

    SPECTRUM SIGNAL PROCESSING AND XILINX TEAM TO SHOWCASE FLEXCOMM HCDR, THE
       HIGHEST PERFORMANCE SOFTWARE DEFINED RADIO PLATFORM ON THE MARKET

    Offers 16 GFLOPS and Over 200 Billion Multiply and Accumulates (MACs) Per
          Second of Processing Power with Multiple Interfaces That Can Combine for Total Data Throughput of up to 7.5 GB Per Second

BURNABY, B.C., CANADA -SEPTEMBER 26, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leading provider of high-channel density solutions for wireless signal and Voice over Packet processing, today announced that Spectrum will demonstrate one of its leading-edge flexComm HCDR (High Channel Density Receiver) Wireless subsystems at the Communications Design Conference, October 1 to 4, 2001 at the San Jose Convention Center. Spectrum is a member of the XPERTS Partner Program of Xilinx, Inc.

Based on Field Programmable Gate Arrays (FPGAs) and PowerPCs(TM) for signal processing, Spectrum's HCDR digital receiver subsystem will feature flexComm's ePMC-FPGA Enhanced PMC module and a Multi-Purpose I/O Processing Engine which incorporates three Xilinx Virtex(R)-E FPGAs. FPGAs are ideal signal processing devices for software defined radio as they provide a high level of programmability and flexibility for high-speed signal processing functions that are highly parallel or involve linear processing. The ePMC-FPGA module utilizes narrowband and wideband digital down converter FPGA cores developed by Spectrum to support multi-channel, multi-mode receivers for both narrowband and wideband air interfaces such as CDMA, WCDMA and GSM.

Spectrum's Enhanced PCI Mezzanine Card (ePMC) standard incorporates Spectrum's Solano(TM) Communications IC for high-speed bi-directional serial communication channels. The Solano Communications IC is designed to alleviate the challenge of networking the many different signal-processing devices such as FPGAs and Power PCs required in sophisticated wireless infrastructure equipment, including Signal Intelligence systems and cellular base stations. The Solano Communications IC enables communications between processors, as well as from the I/O to the processors. As a result, data bottlenecks resulting from the need to process massive amounts of digital data in real-time are resolved. Spectrum's HCDR subsystem communications architecture, featuring the Solano Communications IC, combined with the processing power of up to four Altivec Power PCs and six FPGAs, achieves total data throughput and processing performance that makes it the highest performance digital receiver subsystem on the market today.

"Spectrum's versatile FPGA-based I/O, along with their supplied core libraries, is an excellent example of utilizing the DSP performance advantage of FPGAs to provide our mutual customers with maximum flexibility and industry-leading processing bandwidth," commented Per Holmberg, Senior Product Marketing Manager at Xilinx. "We believe our relationship with Spectrum will be a win-win situation for both companies and we look forward to working closely with Spectrum to deliver the highest density, lowest cost per channel solutions possible," Mr. Holmberg added.

"We are excited about the opportunities that our close relationship with Xilinx will bring us," stated Manuel Uhm, Senior Manager, Strategic Marketing. "The combination of Spectrum and Xilinx technology allows us to offer the wireless industry leading edge software defined radio technology using FPGAs as key processing elements," he added.



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ABOUT THE HCDR FAMILY OF WIRELESS SUBSYSTEMS
Spectrum's HCDR family of software defined radio subsystems includes configurations using PowerPC, DSP and FPGA signal processing devices. The specific configuration being demonstrated, the HCDR-1021, is comprised of the Mosport Octal TMS320C6203 VME Board, the ePMC-2ADC Dual 14-bit A/D converter ePMC module, along with the ePMC-FPGA.

A full development suite of software tools accompanies the various HCDR configurations. Spectrum's Software Developer's Kit (SDK), which is available for either Windows or VxWorks hosts, allows the developer to provide initialization and host-DSP communications for all availably supported host operating systems.

ABOUT THE XILINX XPERTS PROGRAM
Xilinx established the XPERTS Program to provide its customers with access to a worldwide network of certified design consultants proficient in Xilinx Platform FPGAs, software, and IP core integration. All XPERT members are certified and have extensive expertise and experience with Xilinx technology in various vertical applications, such as DSP, communications and networking, video and image processing, system I/O interfaces, and home networking. XPERTS partners are an integral part of Xilinx strategy to provide its customers with cost-efficient design solutions, while speeding time-to-market. More information
on       Xilinx       XPERTS       Program       can      be       found      at
http://www.xilinx.com/company/consultants/index.htm.

ABOUT SPECTRUM SIGNAL PROCESSING
Spectrum Signal Processing is a leading provider of high-density wireless signal and Voice over Packet processing systems for customers in the communications infrastructure market. Spectrum's proprietary hardware and software systems are designed for use in communications gateways, satellite hubs and gateways, cellular base stations and government wireless systems. Spectrum's Wireless Systems group is focused on supplying solutions for air-to-infrastructure wireless applications such as cellular base stations, satellite hubs and gateways, wireless receivers, cellular fraud prevention and spectrum monitoring. Spectrum's extensive flexComm Wireless Communications product line consists of high channel density narrowband and wideband solutions, as well as baseband processing engines, on a variety of platforms including CompactPCI, PCI, VME and
VXI. Spectrum's website is at www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Phone (604) 421-5422; fax (604) 421-1764.

This news release contains forward-looking statements related to the development of Spectrum's new HCDR architecture. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum's new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.

(TM)Solano is a trademark of Spectrum Signal Processing Inc.
(TM)PowerPC is a trademark of Motorola Inc.
(R)Virtex is a registered trademark of Xilinx, Inc.

SPECTRUM CONTACTS:
Annette Colligan                            Liza Aboud
Technical and Trade Media                   Business Media
Phone:  604-421-5422 ext 150                Phone:  604-421-5422 ext 152
Email: annette_colligan@spectrumsignal.com  Email: liza_aboud@spectrumsignal.com